# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sadot Group Inc., CIK 0001701756
CUSIP: 627333107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1751 RIVER RUN WESTBEND, SUITE 200, FORT WORTH, Texas (TX), 76107
Date of event which requires filing of this statement: 05/01/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002028964

## Reporting persons
- Graf Raymond L: type of reporting person: individual (IN); citizenship or place of organization: Indiana (IN); sole voting power 417,000; shared voting power 3,467,504; sole dispositive power 417,000; shared dispositive power 3,467,504; aggregate amount beneficially owned 3,467,504 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Sadot Group Inc.
Address of issuer's principal executive offices: 1751 RIVER RUN WESTBEND, SUITE 200, FORT WORTH, TEXAS, 76107

## Item 2. Person Filing
Name of person filing: Raymond Graf
Address of principal business office or, if none, residence: residence
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,467,504
Percent of class: 6.34
Sole power to vote or to direct the vote: 417,000
Shared power to vote or to direct the vote: 3,467,504
Sole power to dispose or to direct the disposition: 417,000
Shared power to dispose or to direct the disposition: 3,467,504

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Becky Graf

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Graf Raymond L: Raymond L Graf, Owner (07/15/2024)